Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

UNIVERSAL CORPORATION

	Fiscal Year Ended March 31,
	2010	2009	2008	2007	2006
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$234,252	$176,606	$166,782	$120,642	$533
Fixed charges (net of interest capitalized)	29,226	40,797	48,014	59,376	66,217
Distribution of earnings from unconsolidated affiliates	11,983	8,680	9,189	7,878	21,845

Total Earnings	$275,461	$226,083	$223,985	$187,896	$88,595

Fixed Charges and Preference Dividends
Interest expense	$24,210	$35,631	$41,908	$53,794	$60,787
Interest capitalized	—	—	—	—	799
Amortization of premiums, discounts, and debt issuance costs	1,837	948	1,767	1,697	1,916
Interest component of rent expense	3,179	4,218	4,339	3,885	3,514

Total Fixed Charges	29,226	40,797	48,014	59,376	67,016
Dividends on convertible perpetual preferred stock (pretax)	22,846	22,846	22,846	22,592	—

Total Fixed Charges and Preference Dividends	$52,072	$63,643	$70,860	$81,968	$67,016

Ratio of Earnings to Fixed Charges	9.43	5.54	4.66	3.16	1.32

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	5.29	3.55	3.16	2.29	1.32